UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

11 March 2026
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE UK MARKET ABUSE REGULATION

1.    NatWest Group plc (the Company) announces that conditional performance share plan awards (PSP) and deferred awards (Deferred Awards) over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) have been granted on 9 March 2026 under the NatWest Group plc 2024 Employee Share Plan (the Plan) to the PDMRs set out below:

Name of PDMR	Position of PDMR	Award	Maximum no. of Shares eligible to vest
Robert Begbie	CEO, Commercial & Institutional	PSP	291,380
		Deferred Award	67,066
Solange Chamberlain	CEO, Retail	PSP	116,552
		Deferred Award	45,434
Emma Crystal	CEO, Private Banking & Wealth Management	PSP	221,047
		Deferred Award	61,945
James Holian	Chief Customer & Operations Officer	Deferred Award	37,783
Maria Kokkinou	Group Chief People Officer	Deferred Award	38,065
Scott Marcar	Group Chief Information Officer	PSP	331,570
		Deferred Award	86,142
Katie Murray	Group Chief Financial Officer	PSP	401,787
		Deferred Award	85,561
Sean Pilcher	Interim Group Chief Risk Officer	Deferred Award	29,185
Paul Thwaite	Group Chief Executive Officer	PSP	589,287
		Deferred Award	125,489

The market price per Share used on the grant of the above awards was £5.9716.

A pre-vest performance assessment will take place for the PSP at the end of three years. Subject to this, the PSP will be eligible to vest between 2029 and 2030. Following vesting, Executive Director's Shares will be subject to a 12-24 month retention period.

Deferred Awards will be eligible to vest between 2026 and 2030. Shares vesting in 2026 will be subject to a 12 month retention period.

Dividend equivalents will apply to both PSP and Deferred Awards, and additional Shares will be delivered on vesting to reflect the value of dividends paid over the vesting period.

Malus provisions will apply to each award up until vesting and clawback provisions will apply for a period of seven years from the date of grant.  Such period can be extended to ten years in certain circumstances.

2.    The Company announces that long term incentive awards (LTI), restricted share plan awards (RSP), Deferred Awards and buy-out awards (Buy-out Awards) over Shares vested on 9 March 2026 to the PDMRs set out below. The awards were granted under the Plan between March 2019 and March 2025. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, Commercial & Institutional	LTI3	532,608	266,705	265,903
		Deferred Award3	165,591	82,920	82,671
Solange Chamberlain	CEO, Retail	Deferred Award3	39,394	18,543	20,851
Emma Crystal	CEO, Private Banking & Wealth Management	Buy-out Award1	19,150	9,015	10,135
		Deferred Award3	127,366	59,951	67,415
James Holian	Chief Customer & Operations Officer	Deferred Award3	56,631	26,657	29,974
Maria Kokkinou	Group Chief People Officer	Buy-out Award	52,264	24,601	27,663
		Deferred Award	6,500	3,060	3,440
Scott Marcar	Group Chief Information Officer	Buy-out Award1	39,829	18,748	21,081
		Deferred Award3	236,785	111,456	125,329
Katie Murray	Group Chief Financial Officer	LTI2	326,943	153,895	173,048
		RSP2	86,291	40,617	45,674
		Deferred Award2	41,785	19,669	22,116
Sean Pilcher	Interim Group Chief Risk Officer	Deferred Award3	23,075	10,862	12,213
Paul Thwaite	Group Chief Executive Officer	LTI3	472,786	222,544	250,242
		RSP3	318,806	150,064	168,742
1.     Vested Shares retained after payment of associated tax liabilities will be subject to retention periods which mirror the retention periods applicable to the PDMR's awards granted by their previous employer.
2.     Vested Shares retained after payment of associated tax liabilities will be subject to a 12 month retention period.
3.     Vested Shares include eligible Shares from LTI, RSP and Deferred Awards where vesting has been accelerated, in line with recent changes to the PRA and FCA remuneration rules applicable to the Company's group.

The market price used to meet associated tax liabilities was £5.6623.

3.    The Company announces that Shares were delivered to PDMRs on 9 March 2026, as set out below. The Shares delivered represent payment of a fixed share allowance for the three-month period ending 31 March 2026 and have been calculated using a share price of £5.9716.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, Commercial & Institutional	15,176	7,600	7,576
Solange Chamberlain	CEO, Retail	12,141	5,715	6,426
Emma Crystal	CEO, Private Banking & Wealth Management	11,513	5,420	6,093
Scott Marcar	Group Chief Information Officer	17,270	8,129	9,141
Katie Murray	Group Chief Financial Officer	33,648	15,838	17,810
Paul Thwaite	Group Chief Executive Officer	49,350	23,230	26,120

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £5.6623. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a five year period.

4.    The Company announces that the PDMRs set out below have sold Shares on the date and at the price indicated under, and in accordance with the terms of, the irrevocable trading plans entered into by the PDMRs, as announced on 01 September 2025:
Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Katie Murray	Group Chief Financial Officer	53,000	£5.6209	09/03/2026
Paul Thwaite	Group Chief Executive Officer	26,000	£5.6209	09/03/2026

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:
NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	11 March 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary